SECURITIES AND EXCHANGE COMMISSION
                  Washington, D. C.  20549


                       SCHEDULE 13D/A
          Under the Securities Exchange Act of 1934
                       Amendment No. 2


                    DOLCO PACKAGING CORP.
       (Successor by merger to Olson Industries, Inc.)
                      (Name of Issuer)


         PREFERRED STOCK, par value $0.01 per share
               (Title of Class of Securities)

                         256592 20 5
                       (CUSIP Number)


                        John Scriven
             Vice President and General Counsel
                  The Dow Chemical Company
                       2030 Dow Center
                   Midland, Michigan 48674
                      (517) 636-1000
        (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)



                        March 1, 1996
   (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].


Check the following box if a fee is being paid with this statement [ ].


                    CUSIP No. 256592 20 5


1)  Name of Reporting Person and its             The Dow Chemical Company
    I.R.S.Identification No.                     I.R.S. Identification No.
                                                 38-1285128.


2)  Check the Appropriate Box if a               (a)     [  ]
    Member of a Group                            (b)     [X ]


3)  SEC Use Only


4)  Source of Funds                              WC


5)  Check Box if Disclosure of Legal
    Proceedings is Required Pursuant             [    ]
    to Items 2(d) or 2(e)


6)  Citizenship or Place of Organization         Delaware


Number of       7) Sole Voting Power             0
Shares
Beneficially    8) Shared Voting Power           0
Owned by
Each            9) Sole Dispositive Power        0
Reporting
Person With    10) Shared Dispositive Power      0


11) Aggregate Amount Beneficially                0
    owned by Each Reporting Person
    as of March 1, 1996

12) Check Box if the Aggregate Amount            [    ]
    in Row (11) Excludes Certain Shares


13) Percent of Class Represented by              0
    Amount in Row (11) as of
    March 1, 1996


14) Type of Reporting Person                     CO

This Schedule 13D relates to the Preferred Stock, $0.01 par value per share (the "Preferred Stock"), of Dolco Packaging
Corp., a Delaware corporation (the "Issuer"), previously owned by The Dow Chemical Company, a Delaware corporation
("Dow"), and originally acquired as part of the Issuer's
Chapter 11 plan of reorganization.

Amendment No. 2 to this Schedule 13D is being filed to reflect that 795,024 shares of Preferred Stock owned by Dow were converted into $4 in cash per share as of March 1, 1996, as a result of an Agreement and Plan of Merger, dated as of November 7, 1995, providing for the merger of Packaging Acquisition Corp., a Delaware corporation, jointly owned by MST Partners, L.P. and MST Offshore Partners C.V. (collectively, the "Purchaser"), with and into the Issuer.

Item 4.  Purpose of Transaction

(a)-(b)   Not applicable.

(c) The 795,024 shares of Preferred Stock owned by Dow were converted into $4 in cash per share as of March 1, 1996, as a result of an Agreement and Plan of Merger, dated as of November 7, 1995, providing for the merger of Packaging Acquisition Corp., a Delaware corporation, jointly owned by the Purchaser, with and into the Issuer. Dow no longer holds any Preferred Stock of the Issuer.

(d)-(j)   Not applicable.

Item 5.  Interest in Securities of the Issuer

(a)-(b)   Not applicable.

(c) The 795,024 shares of Preferred Stock owned by Dow were converted into $4 in cash per share as of March 1, 1996, as a result of an Agreement and Plan of Merger, dated as of November 7, 1995, providing for the merger of Packaging Acquisition Corp., a Delaware corporation, jointly owned by the Purchaser, with and into the Issuer. Dow no longer holds any Preferred Stock of the Issuer.

(d)  Not applicable.

(e) As of March 1, 1996, Dow ceased to be the holder of more than 5% of the Preferred Stock of the Issuer.

                          SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 7, 1996                   THE DOW CHEMICAL COMPANY


                                        By: /S/ J. PEDRO REINHARD
                                        Name:     J. Pedro Reinhard
                                        Title:    Financial Vice President,
                                        Treasurer and Chief Financial Officer